================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               -------------------
                               (AMENDMENT NO. 11)



                       DAIRY MART CONVENIENCE STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


    CLASS B COMMON STOCK, PAR VALUE                           233860105
        $.01 PER SHARE
-------------------------------------                       --------------------
(Title of class of securities)                              (CUSIP number)


                       DM ASSOCIATES LIMITED PARTNERSHIP

                               C/O GREGORY LANDRY
                       DAIRY MART CONVENIENCE STORES, INC.
                                210 BROADWAY EAST
                           CUYAHOGA FALLS, OHIO 44222
                                 (330) 922-7206
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                 NOT APPLICABLE
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                        (Continued on following page(s))
                              (Page 1 of 11 Pages)


================================================================================

--------------------------------------------------------------------------------
CUSIP No.  233860105                13D                        Page 2 of 11
--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON:                 DM ASSOCIATES LIMITED PARTNERSHIP

    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1334995
    OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS:                         WC,OO

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
    PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF                                        CONNECTICUT
    ORGANIZATION:

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER:       VOTING POWER WITH RESPECT
                                                  TO THE SHARES (AS DEFINED
                                                  IN THIS SCHEDULE 13D)
    NUMBER OF                                     OWNED OF RECORD BY DM
      SHARES                                      ASSOCIATES LIMITED
                                                  PARTNERSHIP IS HELD BY ITS
                                                  GENERAL PARTNER, NEW DM
                                                  MANAGEMENT ASSOCIATES I.
                     -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER:     SEE QUESTION 7 ABOVE.
     OWNED BY
                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER:  DISPOSITIVE POWER WITH
                                                  RESPECT TO THE SHARES
                                                  OWNED OF RECORD BY DM
                                                  ASSOCIATES LIMITED
                                                  PARTNERSHIP IS HELD BY ITS
       EACH                                       GENERAL PARTNER, NEW DM
    REPORTING                                     MANAGEMENT ASSOCIATES I,
                                                  SUBJECT TO THE CONSENT OF
                                                  THE LIMITED PARTNERS OF DM
                                                  ASSOCIATES BEING REQUIRED
                                                  FOR ANY SALE OF MORE THAN
                                                  360,000 SHARES.
                    ------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER: SEE QUESTION 9 ABOVE.

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY                              638,743
    REPORTING PERSON:

--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [_]
    CERTAIN SHARES:

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    41.8%

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON:                                      PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  233860105                13D                        Page 3 of 11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON:                   NEW DM MANAGEMENT ASSOCIATES I

     S.S. OR I.R.S. IDENTIFICATION NO.                               06-1417404
     OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                         NOT APPLICABLE

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF                                  CONNECTICUT
     ORGANIZATION:

--------------------------------------------------------------------------------
                    7 SOLE VOTING POWER:       VOTING POWER OF THE
                                               638,743 SHARES OWNED OF
                                               RECORD BY DM ASSOCIATES
                                               LIMITED PARTNERSHIP IS
                                               HELD BY ITS GENERAL
                                               PARTNER, NEW DM MANAGEMENT
                                               ASSOCIATES I.  NEW DM
                                               MANAGEMENT ASSOCIATES I
                                               WILL VOTE SUCH SHARES IN
    NUMBER OF                                  SUCH MANNER AS THE HOLDERS
      SHARES                                   OF A MAJORITY OF THE
                                               PARTNERSHIP INTERESTS OF
                                               NEW DM MANAGEMENT
                                               ASSOCIATES I MAY
                                               DETERMINE.  ROBERT B.
                                               STEIN, JR. AND GREGORY
                                               LANDRY EACH OWN ONE-HALF
                                               OF THE PARTNERSHIP
                                               INTERESTS OF NEW DM
                                               MANAGEMENT ASSOCIATES I.
                    ------------------------------------------------------------
   BENEFICIALLY     8 SHARED VOTING POWER:     SEE QUESTION 7 ABOVE.
     OWNED BY
                    ------------------------------------------------------------
                    9 SOLE DISPOSITIVE POWER:  DISPOSITIVE POWER WITH RESPECT TO
                                               THE SHARES OWNED OF RECORD BY DM
                                               ASSOCIATES LIMITED PARTNERSHIP IS
                                               HELD BY ITS GENERAL PARTNER, NEW
                                               DM MANAGEMENT ASSOCIATES I,
                                               SUBJECT TO THE CONSENT OF THE
                                               LIMITED PARTNERS OF DM ASSOCIATES
                                               LIMITED PARTNERSHIP BEING
                                               REQUIRED FOR ANY SALE OF MORE
                                               THAN 360,000 SHARES. ROBERT B.
                                               STEIN, JR., AS THE MANAGING
                                               GENERAL PARTNER OF NEW DM
                                               MANAGEMENT ASSOCIATES I, HAS THE
                                               POWER TO DISPOSE OF THE SHARES ON
                                               BEHALF OF NEW DM MANAGEMENT
                                               ASSOCIATES I.

--------------------------------------------------------------------------------
CUSIP No.  233860105                13D                        Page 4 of 11
--------------------------------------------------------------------------------

  PERSON WITH        10      SHARED DISPOSITIVE POWER:   SEE QUESTION 9 ABOVE.

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                              638,743
    REPORTING PERSON:

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
    CERTAIN SHARES:

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    41.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:                                      PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  233860105                13D                        Page 5 of 11
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                             ROBERT B. STEIN, JR.

     S.S. OR I.R.S. IDENTIFICATION NO.                              ###-##-####
     OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                         PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF                                      UNITED STATES
     ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF                  7       SOLE VOTING POWER:                       0
     SHARES
                         -------------------------------------------------------
  BENEFICIALLY                8       SHARED VOTING POWER:               638,743
    OWNED BY
                         -------------------------------------------------------
      EACH                    9       SOLE DISPOSITIVE POWER:            638,743
   REPORTING
                         -------------------------------------------------------
  PERSON WITH                 10      SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                               638,743
    REPORTING PERSON:

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
    CERTAIN SHARES:

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    41.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.    233860105              13D                  Page 6 of 11
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON:                                GREGORY G. LANDRY

     S.S. OR I.R.S. IDENTIFICATION NO.                           ###-##-####
     OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                         PF

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF                                      UNITED STATES
     ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:                     0
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:              638,743
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:                0
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     638,743
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          41.8%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

         This is the eleventh amendment to a Schedule 13D filed by a group currently comprised of DM Associates Limited Partnership ("DM Associates"), New DM Management Associates I ("DM Management I"), Robert B. Stein, Jr. ("Stein") and Gregory G. Landry ("Landry") (collectively, the "Reporting Persons") with respect to shares of Class B Common Stock, par value $.01 per share (the "Shares") of Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company").

Item 4.     Purpose of Transaction.
            ----------------------

                  The partners in DM Associates have entered into a Third Amendment (the "Amendment") to the Partnership Agreement of DM Associates. The Amendment, made as of December 12, 1997, was executed by New DM Management I, the general partner of DM Associates, HNB Investment Corp., the class A limited partner of DM Associates (the "Class A Limited Partner"), and Dairy Mart Convenience Stores, Inc., as the class B limited partner of DM Associates ("DMCS").

                  The Amendment extends the term of DM Associates to December 12, 2002, subject to earlier dissolution pursuant to the terms of the Partnership Agreement of DM Associates, as amended through the date of the Amendment. The Amendment also provides the Class A Limited Partner with the right during specified periods to cause the securities held by DM Associates to be valued by an independent investment banking firm and, in the discretion of the Class A Limited Partner, sold at such appraised value or at such other amount as the Class A Limited Partner may determine, with DMCS (or its designee) and DM Management I (or its designee) and Stein and Landry (or their designees) having a first right to purchase the shares at their appraised value or such lower amount that may be offered by a third-party unaffiliated buyer. The Amendment also provides that for a one-year period following any dissolution of DM Associates and the resulting distribution of the securities held by DM Associates to the Class A Limited Partner (or its designee), DM Management I will have a right of first refusal with respect to any sale of such shares by the Class A Limited Partner (or its designee).

                  DMCS also amended its Preferred Stock Purchase Plan (the "Plan") to provide that none of the Class A Limited Partner, any purchaser of the shares held by DM Associates in accordance with the terms of the Amendment or any transferee of the Class A Limited Partner or any such purchaser will be deemed to be an "Acquiring Person" as defined in the Plan. DMCS also agreed in the Amendment not to further amend the Plan or adopt any successor plan or amendment to its certificate of incorporation or by-laws that would (i) impair or restrict the ability of DM Associates to sell its securities pursuant to the Amendment, (ii) dilute or adversely affect the voting rights of the securities held by DM Associates or (iii) otherwise frustrate the terms of the Amendment.

                  The foregoing description of the Amendment is only a summary and is qualified in its entirety by reference to the terms of the Amendment. A copy of the Amendment is attached as an exhibit hereto and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting Person:

                                        SHARES
                                  BENEFICIALLY                    PERCENT OF
NAME OF REPORTING PERSON                 OWNED                     CLASS (1)
------------------------          ------------                    -----------

DM Associates                           638,743                     41.8% (2)
DM Management I                         638,743                     41.8% (3)
Robert B. Stein, Jr.                    638,743                     41.8% (4)
Gregory G. Landry                       638,743                     41.8% (5)


(1) Based on 1,528,049 Class B Shares issued and outstanding as of November 1, 1997.

(2) Voting and dispositive power with respect to the Shares (as defined in this Schedule 13D) owned of record by DM Associates are held by its general partner, DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares.

(3) Voting power of the 638,743 Shares owned of record by DM Associates is held by its general partner, DM Management I. DM Management I will vote such Shares in such manner as the holders of a majority of the partnership interests of DM Management I may determine. Robert B. Stein, Jr. and Gregory Landry each own one-half of the partnership interests of DM Management I. Dispositive power with respect to the Shares owned of record by DM Associates is held by DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares. Robert B. Stein, Jr., as the managing general partner of DM Management I, has the power to dispose of the Shares on behalf of DM Management I.

(4) Includes: 638,743 Shares as to which Mr. Stein has sole dispositive power, as the managing general partner of DM Management I, and shares voting power with Mr. Landry, as general partner of DM Management I. Does not include 148,573 shares of Class A Common Stock beneficially owned by Mr. Stein, 123,610 of which are subject to currently exercisable options and options that will become exercisable in the next 60 days.

(5) Includes: 638,743 Shares as to which Mr. Landry shares voting power with Mr. Stein, as general partner of DM Management I. Does not include 94,540 shares of Class A Common Stock beneficially owned by Mr. Landry, 88,290 of which are subject to currently exercisable options and options that will become exercisable in the next 60 days.

         Each Reporting Person expressly declares that such Reporting Person is not part of a "group", within the meaning of Rule 13d- 1(b)(2) and Rule 13d-5(b)(1) of the Act, with any other Reporting Person and that the filing of this Schedule 13D by each Reporting Person shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Shares reported in this Schedule 13D other than the Shares listed next to the Reporting Person's name in the column "Shares Beneficially Owned" in the foregoing table.

         During the past sixty days, none of the Reporting Persons effected any transactions in the Shares.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

                  1. Third Amendment to Partnership Agreement of DM Associates Limited Partnership

                                   SIGNATURES


         After reasonable inquiry and the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                  NEW DM MANAGEMENT ASSOCIATES I

                                  By:      /s/Robert B. Stein, Jr.
                                              ----------------------------------
                                              Robert B. Stein, Jr.
                                              Its Managing Partner


                                  DM ASSOCIATES LIMITED PARTNERSHIP

                                  By:      New DM Management Associates I
                                           Its General Partner

                                           By:      /s/Robert B. Stein, Jr.
                                                       -------------------------
                                                       Robert B. Stein, Jr.
                                                    Its Managing General Partner


                                                    /s/Robert B. Stein, Jr.
                                                       -------------------------
                                                       Robert B. Stein, Jr.


                                                    /s/Gregory G. Landry
                                                       -------------------------
                                                       Gregory G. Landry




Date:  December 22, 1997

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.                                 Description
----------                                  -----------

         1. Third Amendment to Partnership Agreement of DM Associates Limited Partnership

NYFS10...:\84\39984\0001\139\SCHD197S.250